Exhibit 4.14

Edwards Group Limited Global Headquarters: Crawley Business Quarter Manor Royal, Crawley West Sussex RH10 9LW United Kingdom

Mr D Fournier

Noble House #6

Paradise Island

P.O. Box SS

6620 Nassau

The Bahamas

1 September 2012

Dear Dominique

Appointment as a non-independent Non-Executive Director of Edwards Group Limited (the Company)

I am writing to confirm your appointment as a Non-Executive Director of the Company (the Appointment).

Appointment and term

1.             With effect from 1 September 2012 you have been appointed as a Non-Executive Director of the board of directors of the Company (the Board). You may also be requested by the Company from time to time to serve as a member of or chair a Committee of the Board.

2.             The Appointment is subject to the Company’s Articles of Association (a copy of which will be provided to you on request).

3.             The Appointment will be for an initial period of three years unless you cease to be a director for any reason during that period. The final day of this three year period shall be known as the Termination Date. Unless the Appointment is renewed on or prior to the Termination Date, you undertake to resign as a Director of the Company (and as a member of any committee of the Board) and of any Group Company immediately after the Termination Date. The Company Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so. Non-Executive Directors are typically expected to serve two three year terms, although the Board may invite you to serve for an additional period.

4.             Continuation of your Appointment is conditional on satisfactory performance. This letter does not confer any right to hold office for any period, nor give you any right to compensation if you cease to be a director for any reason.

5.             At the end of the initial period, unless the Appointment is renewed or extended by the Board you will be expected to step down as a director.

Edwards Group Limited: Registered Office: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

A company incorporated in Grand Cayman. Registered number 266201.

Non-independence

6.             Your appointment is pursuant to the right of the Sponsors (as that term is defined in the shareholders’ agreement relating to the Company to be entered into between CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman), II, L.P., Unitas Capital Investors (Cayman) Ltd and the other Shareholders of the Company from time to time (the Shareholders’ Agreement) to appoint a director to the Board in accordance with Section 3.1 of the Shareholders’ Agreement. Therefore, you are considered to be a non-independent Non-Executive Director within the meaning of the Companies Law (2011 Revision) of the Cayman Islands (the Companies Law). You must declare your interests in shares and in the transactions of the Company as required by law and by the Articles of Association, and refrain from voting as a director if required to do so by the Articles of Association.

Time commitment

7.             You are aware that the nature of the role makes it impossible to be specific about the time commitment required. The Board expects you to commit sufficient time to allow you to meet your obligations to the Company. This will include attendance at scheduled and emergency Board meetings, meetings of any committee to which you are appointed, at least one site visit per year and any general meeting of the Company. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. By accepting the Appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role. Personal attendance will be required at Board meetings and Board committee meetings unless agreed otherwise in advance with the Chairman.

Duties

8.             As a non-independent Non-Executive Director, you have the same general legal responsibilities to the Company as any other Director. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board:

(a)                                 provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b)                                 sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

(c)                                 sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

9.             The role of the Non-Executive Director (whether independent or non-independent) has the following key elements:

(a)                                 Strategy: Non-Executive Directors should constructively challenge and contribute to the development of strategy;

(b)                                 Performance: Non-Executive Directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(c)                                  Risk: Non-Executive Directors should satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

(d)                                 People: Non-Executive Directors are responsible for determining appropriate levels of remuneration of Executive Directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

10.          All directors must act in the way they consider, in good faith, would be most likely to promote the success of the Company for the benefit of its members as a whole. In doing so, as a director, you must have regard (among other matters) to:

(a)                                 the likely consequences of any decision in the long term;

(b)                                 the interests of the Company’s employees;

(c)                                  the need to foster the Company’s business relationships with suppliers, customers and others;

(d)                                 the impact of the Company’s operations on the community and the environment;

(e)                                  the desirability of the Company maintaining a reputation for high standards of business conduct; and

(f)                                   the need to act fairly as between the shareholders of the Company.

11.          In your role as a Non-Executive Director, you shall:

(a)                                 at all times comply with the Articles and constitution of the Company;

(b)                                 abide by your statutory, fiduciary or common-law duties as a director of the Company;

(c)                                  diligently perform your duties and use your best endeavours to promote, protect, develop and extend the business of the Company; and

(d)                                 immediately report your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or other director of the Company of which you become aware to the Company Secretary.

12.          You shall be entitled to request all relevant information about the Company’s affairs as is reasonably necessary in order to enable you to discharge your duties.

Other directorships and business interests

13.          The Company acknowledges that you have business interests other than this Appointment and that you have declared any conflicts that are apparent at present. In the event that you become aware of any conflicts of interest that may arise, you must disclose these to the Board together with any information or knowledge acquired or gained by you in any manner whatsoever whilst you continue in office which may be of value or which may be to the detriment of the Company or any of its subsidiary undertakings.

14.          During the Appointment you will consult with the Chairman prior to accepting any other (or further) directorships of publicly quoted companies or any major external appointments.

Codes of Conduct

15.          During the Appointment you must comply with any relevant regulations as may be issued by the NASDAQ Stock Market in the United States, and the Company’s Insider Trading Policy, the Company’s Code of Conduct and associated policies and such other requirements as the Board may from time to time specify.

Advice and assistance

16.          The Company Secretary is available at all times to provide advice and assistance to directors. If any matters arise which cause you concern, please raise them with him or her or with the Chairman.

Annual review

17.          The performance of individual directors, the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman as soon as is appropriate.

Fees

18.          You will be paid the following fees which are subject to annual review by the Board:

Board member fee: US$120,000 per annum

Board meetings may be held in any of the Company’s facilities worldwide, at CCMP or Unitas offices around the globe, or other suitable locations as determined by the Board. You may be required to attend these meetings in person or participate by phone.

These fees will be paid to you (less any required statutory deductions) in equal installments monthly in arrears.

19.          Office as a Non-Executive Director is not pensionable. Non-Executive Directors (whether independent or non-independent) are not normally entitled to participate in the Company’s bonus or share option schemes or any other of its employee benefits.

Expenses

20.          The Company will reimburse out-of-pocket expenses reasonably and properly incurred by you as a Non-Executive Director subject to compliance with all relevant Company travel and expense policies. Expenses should be claimed monthly from the Company Secretary and expense claims should be supported by appropriate receipts.

Insurance and indemnity arrangements

21. The Company has obtained appropriate directors’ and officers’ liability insurance for your benefit and will use its reasonable endeavours to maintain such insurance in force for so long as you are a Non-Executive Director. The Company will notify you in the event that the directors’ and officers’ liability insurance referred to above is no longer in place.  Copies of the policy documents are available from the Company on request.

22. The Company will grant a deed of indemnity in your favour immediately following commencement of the Appointment.

Data Protection

23. By signing this letter you consent to the Company holding and processing information about you for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data including, as appropriate:

(a)                                 information about your physical or mental health or condition in order to monitor sick leave and take decisions as to your fitness for work; or

(b)                                 your racial or ethnic origin or religious or similar beliefs in order to monitor compliance with equal opportunities legislation; or

(c)                                  information relating to any criminal proceedings in which you have been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.

24. You consent to the Company making such information available to any of its group companies, those who provide products or services to the Company (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of the Company or the business in which you work.

25.          You also consent to the transfer of such information to the Company’s business contacts outside the European Economic Area in order to further its business interests.

Confidential Information and Intellectual Property Rights

26.          Subject to the terms of the Shareholders’ Agreement, you will not at any time make use for your own benefit or for that of any party other than the Company of information which is divulged to you as a director and which is described by the Company or the party divulging it as being of a confidential nature and/or which by reason of its nature or the circumstances or manner in which it comes to your knowledge is apparently of such a nature, or disclose such information to any other person firm or company, other than with the authority of the Company, provided always that information shall not be or shall cease to be confidential if and to the extent that it comes to be in the public domain other than as a result of your act or default.

27.          Your attention is drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary.

28.          If, at any time during your appointment, you (either alone or with others) produce any work in any medium whatsoever including any report or similar document, software or any other intellectual property, which relates to the business of the Company or any other Group Company or which results from or is suggested by anything done in the course of the appointment (excluding any research memoranda or other financial or investment analysis you produce (or assist in the production of) relating to the Company or any Group Company) (Works), then you agree that all intellectual property and proprietary rights in such Works shall belong to and be the sole legal and beneficial property of the Company or the relevant Group Company and will do all things and sign any documents (at your cost) necessary to secure vesting of those rights in the relevant Group Company. You will not use, reproduce or disclose any part of them without the prior written consent of the Company.

Termination

29.          You or the Board may terminate the appointment at any time by giving notice in writing.

30.          Without prejudice to the generality of the foregoing, the Company may by notice in writing immediately terminate the arrangements set out herein if:

(a)                                 the Sponsors (as that term is defined in the Shareholders’ Agreement) cease to be entitled to appoint the director pursuant to Section 3.1 of the Shareholders’ Agreement;

(b)                                written notice is served by the Sponsors (as that term is defined in the Shareholders’ Agreement) pursuant to Section 3.1 of the Shareholders’ Agreement removing you from the Board;

(c)                                  you are in breach of any terms of this letter which, in the case of a breach capable of remedy, is not remedied by you within 21 days of receipt by you of a notice from the Company specifying the breach and requiring it to be remedied;

(d)                                 you are incompetent, guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of your obligations under this letter;

(e)                                  you have engaged in any conduct which has or may have the effect of materially prejudicing the reputation of the Company or any other Group Company;

(f)                                   you fail or refuse after a written warning to carry out the duties reasonably and properly required of you under this letter;

(g)                                  you have been declared bankrupt or have made an arrangement with or for the benefit of your creditors, or if you have a county court administration order made against you under the County Court Act 1984;

(h)                                 you have been disqualified from acting as a director; or

(i)                                     you cease to be a director pursuant to the Company’s Articles of Association (including by reason of your resignation).

Upon termination of the Appointment for whatever reason you shall at the request of the Board and without claim for compensation forthwith resign from office as a Non-Executive Director of the Company and the Company is irrevocably authorised to appoint a nominee to act on your behalf to execute all documents and to do all things necessary to give effect to this provision.

31.          When you cease to be a Non-Executive Director you will destroy or deliver up to the Company all documents, information and other property belonging to the Company or relating to the business of the Company or any Group Company, which are in your possession, custody or power by virtue of your position as a Non-Executive Director of the Company, and you will not retain copies (other than where the Company permits this).

32.          As a Non-Executive Director, you should note that you do not have authority to commit the Company in any way without the express authorisation of the Board.

33.          You must inform the Company promptly of any change in your address or telephone contact details.

34.          This appointment letter constitutes neither a contract for services nor a service contract.

35.          The terms of this letter are governed by English law.

36.          For the avoidance of doubt, the terms of this Appointment supersede and replace in their entirety any existing terms of appointment that may apply to you in relation to your appointment by the Company or any Group Company.

37.          For the purposes of this letter Group Company shall mean the Company and any of its subsidiaries or holding companies from time to time (and any other subsidiary of any of its holding companies), and holding company and subsidiary shall be as defined in the Companies Act 2006.

Please indicate your acceptance of this offer by signing and returning the enclosed copy.

Yours sincerely

Nick Rose

Chairman

For and on behalf of Edwards Group Limited

I have read, understood and agree to, and accept Appointment as a Non-Executive Director of the Company (subject to the Board resolving to appoint me) on, the terms of the above letter.

SIGNED as a DEED and	)
DELIVERED by	)
DOMINIQUE FOURNIER	)

In the presence of:

Witness’s signature:

Witness’s name:

Witness’s address:

Date: